UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Vitacost.com, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

92847A20 0

(CUSIP Number)

Great Hill Partners

Attn: Laurie T. Gerber

One Liberty Square, Boston, MA 02109

(617) 790-9430

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92847A20 0

1.	Names of Reporting Persons. Great Hill Investors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 15,801
9. Sole Dispositive Power 0
10. Shared Dispositive Power 15,801

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,801
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 0.06%
14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 92847A20 0

1.	Names of Reporting Persons. Great Hill Equity Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 3,545,064
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,545,064

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,545,064
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 12.90%
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 92847A20 0

1.	Names of Reporting Persons. Great Hill Partners GP III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 3,545,064
8. Shared Voting Power 0
9. Sole Dispositive Power 3,545,064
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,545,064
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 12.90%
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 92847A20 0

1.	Names of Reporting Persons. GHP III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 3,545,064
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,545,064

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,545,064
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 12.90%
14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 92847A20 0

1.	Names of Reporting Persons. Great Hill Equity Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 1,858,832
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,858,832

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,858,832
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 6.76%
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 92847A20 0

1.	Names of Reporting Persons. Great Hill Partners GP IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC.
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 1,858,832
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,858,832

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,858,832
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 6.76%
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 92847A20 0

1.	Names of Reporting Persons. GHP IV, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 1,858,832
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,858,832

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,858,832
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 6.76%
14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 92847A20 0

1.	Names of Reporting Persons. Matthew T. Vettel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 5,403,896
9. Sole Dispositive Power 0
10. Shared Dispositive Power 5,403,896

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,403,896
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 19.66%
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 92847A20 0

1.	Names of Reporting Persons. Christopher S. Gaffney
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 5,419,697
9. Sole Dispositive Power 0
10. Shared Dispositive Power 5,419,697

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,419,697
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 19.72%
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 92847A20 0

1.	Names of Reporting Persons. John G. Hayes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 5,419,697
9. Sole Dispositive Power 0
10. Shared Dispositive Power 5,419,697

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,419,697
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 19.72%
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, $0.00001 par value per share (the “Common Stock”), of Vitacost.com, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 5400 Broken Sound Blvd. NW – Suite 500, Boca Raton, FL 33487-3521.

Item 2.	Identity and Background

This Schedule 13D is being filed on behalf of the following individuals and entities (the “Reporting Persons”): (i) Great Hill Investors, LLC, a Massachusetts limited liability company (“GHI”); (ii) Great Hill Equity Partners III, L.P., a Delaware limited partnership (“GHEP III”); (iii) Great Hill Equity Partners IV, L.P., a Delaware limited partnership (“GHEP IV,” together with GHI and GHEP III, the “Funds”); (iv) Great Hill Partners GP III, L.P., a Delaware limited partnership (“GHEPIIIGP”); (v) GHP III, LLC, a Delaware limited liability company (“GHPIII”); (vi) Great Hill Partners GP IV, L.P., a Delaware limited partnership (“GHEPIVGP”); (vii) GHP IV, LLC, a Delaware limited liability company (“GHPIV,” together with the Funds, GHEPIIIGP, GHPIII, and GHEPIVGP, the “Great Hill Entities” ); (viii) Christopher S. Gaffney (“Gaffney”); (ix) Matthew T. Vettel (“Vettel”); and (x) John G. Hayes (“Hayes,” together with Gaffney and Vettel, the “Controlling Persons”). Each Controlling Person is a citizen of the United States.

Each Fund is an investment fund, principally engaged in the business of making private equity and other investments. GHEPIIIGP, GHPIII, GHEPIVGP and GHPIV are principally engaged in the business of acting as general partner or other authorized person of, investment funds engaged in private equity and other investments. GHEPIIIGP is the sole general partner of GHEP III and GHPIII is the sole general partner of GHEPIIIGP. GHEPIVGP is the sole general partner of GHEP IV and GHPIV is the sole general partner of GHEPIVGP. Hayes and Gaffney are managers of GHI, GHPIII and GHPIV and the principal occupation of Hayes and Gaffney is to act as managers of GHI, GHPIII and GHPIV. Vettel is a manager of GHPIII and GHPIV and the principal occupation of Vettel is to act as a manager of GHPIII and GHPIV The principal business office of the Great Hill Entities and the Controlling Persons is c/o Great Hill Partners, LLC, One Liberty Square, Boston, Massachusetts 02109.

No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described in Item 6 hereof, the Funds entered into the Stock Purchase Agreements (as defined below), pursuant to which the Funds acquired, in the aggregate, 5,419,697 shares of Common Stock, for aggregate consideration of $60,971,591.25. The funds for the purchase of such securities were obtained from the general working capital of the Great Hill Entities.

Copies of the Stock Purchase Agreements (as defined below) are filed as Exhibits 1 through 3 hereto. The descriptions herein of the Stock Purchase Agreements are qualified in their entirety by reference to such agreements.

Item 4.	Purpose of Transaction

The information set forth or incorporated in Items 3 and 6 hereof is incorporated herein by reference.

On March 23, 2010, the Funds acquired beneficial ownership of an aggregate of 5,419,697 shares of Common Stock for an aggregate purchase price of $60,971,591.25 (the “Investment”) in three separate privately negotiated transactions, including the purchase of 4,787,788 shares of Common Stock from Wayne Gorsek, former Co-Founder and Chief Operations Architect, each as described in Item 6 hereof.

The Funds acquired the shares because the Reporting Persons favorably regard the overall business operations and long-term prospects of the Issuer and are supportive of the Issuer’s ongoing efforts to grow the business. The Reporting Persons intend to review the Funds’ Investment in the Issuer on an ongoing basis. Depending on their review and evaluation of the business and prospects of the Issuer, applicable securities laws and the price level of the Common Stock, or such other factors as they may deem relevant, the Reporting Persons may acquire additional shares of Common Stock or other securities of the Issuer, may sell all or any part of their Common Stock pursuant to Rule 144, in privately negotiated transactions or in sales registered or exempt from registration under the Securities Act of 1933 (the “Securities Act”), may distribute Common Stock to various of their partners or may engage in any combination of the foregoing. Subject to applicable law, the Funds may enter into derivative transactions, hedging transactions or alternative structures with respect to the Common Stock. Any open market or privately negotiated purchases, sales, distributions or other transactions may be made at any time without additional prior notice. Any alternative that the Funds may pursue will depend upon a variety of factors, including without limitation, current and anticipated future trading prices of the Common Stock, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Funds, tax considerations and other factors.

As a result of the Reporting Persons’ continuous review and evaluation of the business of the Issuer, the Reporting Persons may communicate with the Issuer’s Board of Directors (the “Board”), members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing stockholder value. In furtherance thereof, the Reporting Persons may seek, on behalf of the Funds, rights of communication and participation with the Issuer and its Board, including Board representation. In this regard, the Reporting Persons have had discussions with the Issuer about obtaining certain Board nomination rights and other communication and participation rights for the Funds for as long as the Investment is maintained at a specified level, in exchange for various agreements by the Funds. As of the date hereof, no such agreement has been reached on these matters.

Other than as described in this Item 4, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any individuals listed in response to Item 2 hereof, has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5.	Interest in Securities of the Issuer

(a) Based upon the number of shares of Common Stock outstanding as of October 31, 2009 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 16, 2009: (i) GHI directly beneficially owns an aggregate of 15,801 shares of Common Stock, representing 0.06% of the shares of Common Stock; (ii) GHEP III directly beneficially owns an aggregate of 3,545,064 shares of Common Stock, representing approximately 12.90% of the shares of Common Stock; (iii) GHEP IV directly beneficially owns an aggregate of 1,858,832 shares of Common Stock, representing approximately 6.76% of the shares of Common Stock; (iv) GHEPIIIGP may be deemed to indirectly beneficially own the Common Stock beneficially owned by GHEP III, representing approximately 12.90% of the shares of Common Stock; (v) GHPIII may be deemed to indirectly beneficially own the Common Stock beneficially owned by GHEP III and that may be deemed indirectly beneficially owned by GHEPIIIGP, representing approximately 12.90% of the shares of Common Stock; (vi) GHEPIVGP may be deemed to indirectly beneficially own the Common Stock beneficially owned by GHEP IV, representing approximately 6.76% of the shares of Common Stock; (vii) GHPIV may be deemed to indirectly beneficially own the Common Stock beneficially owned by GHEP IV and that may be deemed indirectly beneficially owned by GHEPIVGP, representing approximately 6.76% of the shares of Common Stock; (v) each of Hayes and Gaffney may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by GHI, GHPIII and GHPIV, representing approximately 19.72% of the Common Stock; and (vi)Vettel may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by GHPIII and GHPIV, representing approximately 19.66% of the Common Stock. Each Controlling Person, GHI, GHPIII and GHPIV disclaims beneficial ownership of the Common Stock and the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Section 13(d) or Section 13(g) of the Act, the beneficial owner of the Common Stock.

(b) GHI directly has the power to vote, direct the vote, dispose and direct the disposition of 15,801 shares of Common Stock. GHEP III directly has the power to vote, direct the vote, dispose and direct the disposition of 3,545,064 shares of Common Stock. GHEP IV directly has the power to vote, direct the vote, dispose and direct the disposition of 1,858,832 shares of Common Stock. GHEPIIIGP indirectly has the power to vote, direct the vote, dispose and direct the disposition of 3,545,064 shares of Common Stock. GHPIII indirectly has the power to vote, direct the vote, dispose and direct the disposition of 3,545,064 shares of Common Stock. GHEPIVGP indirectly has the power to vote, direct the vote, dispose and direct the disposition of 1,858,832 shares of Common Stock. GHPIV indirectly has the power to vote, direct the vote, dispose and direct the disposition of 1,858,832 shares of Common Stock Hayes and Gaffney indirectly have the power to vote, direct the vote, dispose of and direct the disposition of 5,419,697 shares of Common Stock. Vettel indirectly has the power to vote, direct the vote, dispose of and direct the disposition of 5,403,896 shares of Common Stock.

(c) Except for the information set forth herein or incorporated by reference herein or in Items 3, 4 and 6, which is incorporated herein by reference, none of the Reporting Persons has effected any transaction relating to the Common Stock during the past 60 days.

(d) Each limited partner of GHEP III has the right to receive dividends from, or proceeds from the sale of, investments by GHEP III, including the Common Stock, in accordance with their limited partnership interests in GHEP III and subject to the terms and conditions of GHEP III’s limited partnership agreement. Each limited partner of GHEP IV has the right to receive dividends from, or proceeds from the sale of, investments by GHEP IV, including the Common Stock, in accordance with their limited partnership interests in GHEP IV and subject to the terms and conditions of GHEP IV’s limited partnership agreement. Each limited partner of GHEPIIIGP has the right to receive dividends from, or proceeds from the sale of, investments by GHEPIIIGP, including the Common Stock, in accordance with their limited partnership interests in GHEPIIIGP and subject to the terms and conditions of GHEPIIIGP’s limited partnership agreement. Each limited partner of GHEPIVGP has the right to receive dividends from, or proceeds from the sale of, investments by GHEPIVGP, including the Common Stock, in accordance with their limited partnership interests in GHEPIVGP and subject to the terms and conditions of GHEPIVGP’s limited partnership agreement. Each member of GHI that has the right to participate in this Investment has the right to receive dividends from, or proceeds from the sale of, investments by GHI, including the Common Stock, in accordance with their membership interests in GHI and subject to the terms and conditions of GHI’s limited liability company agreement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated in Items 3 and 4 hereof is incorporated herein by reference.

On March 23, 2010, the Funds acquired beneficial ownership of an aggregate of 5,419,697 shares of Common Stock for an aggregate purchase price of $60,971,591.25 pursuant to three separate, privately negotiated agreements, as follows:

•

The Stock Purchase Agreement, dated March 23, 2010, by and among the Funds and Wayne Gorsek (“Gorsek”) pursuant to which the Funds acquired from Gorsek an aggregate of 4,787,788 shares of Common Stock for a purchase price of $11.25 per share, or $53,862,615 in the aggregate,

•

The Stock Purchase Agreement, dated March 23, 2010, by and among the Funds and Swan Lake Investments, LLC (“Swan Lake”) pursuant to which the Funds acquired from Swan Lake an aggregate of 302,819 shares of Common Stock for a purchase price of $11.25 per share, or $3,406,713.75 in the aggregate, and

•

The Stock Purchase Agreement, dated March 23, 2010, by and among the Funds and Salvatore and Anna Caro (the “Caros”) pursuant to which the Funds acquired from the Caros an aggregate of 329,090 shares of Common Stock for a purchase price of $11.25 share, or $3,702,262.50 in the aggregate.

The foregoing are herein referred to as the “Stock Purchase Agreements” and Gorsek, Swan Lake and the Caros as the “Selling Shareholders.” Pursuant to the Stock Purchase Agreements, each of the Selling Shareholders made certain customary representations regarding their ownership of the shares of Common Stock purchased by the Funds and other matters relating to the private resale transaction. The Selling Shareholders also agreed to certain limitations with respect to future purchases of Common Stock in excess of 1.0% of the outstanding Common Stock and related standstill restrictions with respect to proxy solicitation and efforts to form a “group” for purposes of Section 13(d) of the Exchange Act, and agreed to the release of certain claims.

In connection with the Stock Purchase Agreement, the Funds entered into an Escrow Agreement with each Selling Shareholder and BNY Mellon, National Association, which are attached hereto as Exhibits 5 through 7.

The foregoing summaries of the Stock Purchase Agreements do not purport to be complete and each is qualified in its entirety incorporated by reference to the complete text of such agreement attached hereto as Exhibits 1 through 3, respectively, which are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Stock Purchase Agreement, dated as of March 23, 2010, by and among the Funds and Wayne Gorsek.

Exhibit 2	Stock Purchase Agreement, dated as of March 23, 2010, by and among the Funds and Swan Lake Investments, LLC.

Exhibit 3	Stock Purchase Agreement, dated as of March 23, 2010, by and among the Funds and Salvatore and Anna Caro.

Exhibit 4	Joint Filing Agreement, dated as of March 23, 2010, by and among the GHI, GHEP III, GHEPIIIGP, GHPIII, GHEP IV, GHEPIVGP, GHPIV, Gaffney, Vettel and Hayes.

Exhibit 5	Escrow Agreement, dated as of March 23, 2010, by and among the Funds, BNY Mellon, National Association and Wayne Gorsek.

Exhibit 6	Escrow Agreement, dated as of March 23, 2010, by and among the Funds, BNY Mellon, National Association and Swan Lake Investments, LLC.

Exhibit 7	Escrow Agreement, dated as of March 23, 2010, by and among the Funds, BNY Mellon, National Association and Salvatore and Anna Caro.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.

Date: March 23, 2010

GREAT HILL INVESTORS, LLC

By:	/s/ CHRISTOPHER S. GAFFNEY
Name:	Christopher S. Gaffney
Title:	A Manager

GREAT HILL EQUITY PARTNERS III, L.P.

By: GREAT HILL PARTNERS GP III, L.P., its General Partner

By: GHP III, LLC, its General Partner

By:	/s/ CHRISTOPHER S. GAFFNEY
Name:	Christopher S. Gaffney
Title:	A Manager

GREAT HILL PARTNERS GP III, L.P.

By: GHP III, LLC, its General Partner

By:	/s/ CHRISTOPHER S. GAFFNEY
Name:	Christopher S. Gaffney
Title:	A Manager

GHP III, LLC

By:	/s/ CHRISTOPHER S. GAFFNEY
Name:	Christopher S. Gaffney
Title:	A Manager

GREAT HILL EQUITY PARTNERS IV, L.P.

By: GREAT HILL PARTNERS GP IV, L.P., its General Partner

By: GHP IV, LLC, its General Partner

By:	/s/ CHRISTOPHER S. GAFFNEY
Name:	Christopher S. Gaffney
Title:	A Manager

GREAT HILL PARTNERS GP IV, L.P.

By: GHP IV, LLC, its General Partner

By:	/s/ CHRISTOPHER S. GAFFNEY
Name:	Christopher S. Gaffney
Title:	A Manager

GHP IV, LLC

By:	/s/ CHRISTOPHER S. GAFFNEY
Name:	Christopher S. Gaffney
Title:	A Manager

/s/ CHRISTOPHER S. GAFFNEY
Name:	Christopher S. Gaffney

/s/ JOHN G. HAYES
Name:	John G. Hayes

/s/ MATTHEW T. VETTEL
Name:	Matthew T. Vettel

EXHIBIT INDEX

Exhibit 1	Stock Purchase Agreement, dated as of March 23, 2010, by and among the Funds and Wayne Gorsek.

Exhibit 2	Stock Purchase Agreement, dated as of March 23, 2010, by and among the Funds and Swan Lake Investments, LLC.

Exhibit 3	Stock Purchase Agreement, dated as of March 23, 2010, by and among the Funds and Salvatore and Anna Caro.

Exhibit 4	Joint Filing Agreement, dated as of March 23, 2010, by and among the GHI, GHEP III, GHEPIIIGP, GHPIII, GHEP IV, GHEPIVGP, GHPIV, Gaffney, Vettel and Hayes.

Exhibit 5	Escrow Agreement, dated as of March 23, 2010, by and among the Funds, BNY Mellon, National Association and Wayne Gorsek.

Exhibit 6	Escrow Agreement, dated as of March 23, 2010, by and among the Funds, BNY Mellon, National Association and Swan Lake Investments, LLC.

Exhibit 7	Escrow Agreement, dated as of March 23, 2010, by and among the Funds, BNY Mellon, National Association and Salvatore and Anna Caro.